

November 23, 2010

Ms. Cari L. Jaroslawsky
Chief Financial Officer
Servotronics, Inc.
1110 Maple Street
Elma, NY 14059

>   **Re: Servotronics, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 30, 2010**
>   **File No. 1-07109**

Dear Ms. Jaroslawsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Properties, page 6

1.   We note that you own, lease, or have options on the real property you describe. In future filings, if any of your properties are not held in fee or are held subject to any major encumbrance, please so state and describe briefly how held. See Item 102 of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 7

2.   It is sufficient for the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K to be included in your Item 12 disclosure and not under Item 5 of Form 10-K. Please see the instructions to Item 12 of Form 10-K and the staff's no-action letter issued to the American Bar Association on January 30, 2004 (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 11

3.   When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly your net sales, as disclosed on page 13, were impacted by decreased sales, product mix, costs associated with the acquisition of assets, increased costs for material procurements, increased labor costs, information technology costs, and elevated consulting and legal fees. In future filings, please revise your MD&A to separately quantify the specific reasons for material fluctuations between all periods presented.

Results of Operations – Year 2009 as Compared to 2008

Gross Profit, page 11

4.   We note your disclosure indicates your CPG gross profit was impacted by accounting for a $250,000 reserve for possible cost overruns. Please tell us, and disclose with greater clarity in future filings, how this adjustment impacted (positively or negatively) gross profit and fully explain the nature of this reserve and why you believe it was necessary.

5.   We note you present and/or discuss consolidated and segment Gross Profit, here and on page 13, that exclude depreciation. We also note the segment measures differ from the segment measures of profitability used by your chief operating decision maker and disclosed in note 12. Based on the provisions of SAB Topic 11:B, it is not clear to us why you believe it is appropriate to disclose and discuss a measure of income before depreciation. Please revise future annual and quarterly filings to delete these measures and to disclose and discuss changes in consolidated and segment cost of sales as a percent of consolidated and segment revenues. Alternatively, please comply with Question 104.3 located in the Commission's Compliance and Disclosure Interpretations for Non-GAAP measures at:
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Controls and Procedures, page 17

6.   We note that your CEO and CFO concluded that your disclosure controls and procedures are effective "in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic filings with the SEC, such that the information relating to the Company, required to be disclosed in the SEC reports is . . . ." This qualifier is not part of the disclosure controls and procedures definition contained in Exchange Act Rules 13a-15(e) and 15d-15(e) and is not appropriate.

Please confirm to us that your CEO and CFO concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding disclosure. This comment also applies to your disclosure regarding controls and procedures included in your Forms 10-Q for the fiscal periods ended March 31, 2010, June 30, 2010, and September 30, 2010. Please revise your disclosure in future filings as appropriate.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Directors, Executive Officers and Corporate Governance, page 3

7.   In future filings, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K. We note that you did not affirmatively state the specific experiences, qualifications, attributes or skills that led to the conclusion that Dr. Duerig should serve as your director.

Executive Compensation, page 6

8.   On page F11 of your Form 10-K, we note that you provide certain post retirement health and life insurance benefits for certain executives of the company. To the extent applicable in future filings, please disclose the material terms of any plan that provides for the payment of retirement benefits, or benefits that will be paid primarily following retirement. See Item 402(q) of Regulation S-K.

Equity Compensation Plan Information, page 11

9.   In future filings, please briefly describe the material features of the equity compensation plans not approved by security holders. See Item 201(d)(3) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 11

10.   In future filings, please disclose the information required by Item 404(a) of Regulation S-K for each related party transaction. For example, when describing your subsidiary's lease with a related party, please name the related person, disclose the dollar amount involved, and disclose the dollar amount of the related person's interest in the transaction.

11.   In future filings, please describe your policies and procedures for the review, approval, or ratification of transactions with related parties. See Item 404(b) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Jay Ingram, Branch Chief at (202) 551- 3397, or me at (202) 551-3768 with any other questions.

Sincerely,

W. John Cash
Branch Chief